MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of March 24, 2005 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2004.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com.

Cautionary Statement on Forward Looking Information

This document contains certain forward looking statements.  These statements relate to future events or future performance and reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.  A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement.  Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

 Selected Financial Information:

	Year ended December 31, 2004	Period from May 7, 2003 to December 31, 2003
Statement of Operations
Royalty revenues	$357,116	$177,885
Amortization	$277,369	$143,134
Gross profit from royalties	$79,747	$34,751
General and administrative	$727,106	$253,664
Net loss	$(644,238)	$(213,266)
Basic and diluted loss per share	$(0.08)	$(0.03)
Statement of Cash Flows
Cash used in operating activities	$(160,614)	$(142,851)
Balance Sheet
Total assets	$3,502,001	$2,359,224
Shareholders’ Equity	$2,758,460	$2,312,736

Financial Performance

Overall

Although the Company was incorporated on May 7, 2003, the Company did not start incurring expenses until July 1, 2003 and did not start earning royalty revenue until August 1, 2003.

The net loss for the year ended December 31, 2004 was $644,238 or $0.08 per share compared to a loss of $213,266 or $0.03 per share for the period from May 7, 2003 to December 31, 2003.  General and administrative expenses increased by $473,442 for the year ended December 31, 2004 compared to the six months of operations during 2003.  The majority of this increase was caused by the additional six months of operations in 2004 versus the comparative period of 2003.  The year ended December 31, 2004 also included a charge of $91,776 in services paid by the issue of special warrants to an employee and a contractor of the Company (the “Consultants’ Special Warrants”).  Also included in 2004 was increased legal, accounting and other professional fees incurred as the Company was continued under the Canada Business Corporations Act and updated its corporate governance policies in preparation for its initial public offering (“IPO”), completed in February 2005.  These increased costs during the year ended December 31, 2004 were offset by additional gross profit from royalties of $44,996, primarily as a result of the longer operating period in 2004.

Year ended December 30, 2004 compared to the period from May 7, 2003 to December 31, 2003

During the period ended December 31, 2003, royalty revenues from the Company’s Williams Mine royalty interest (“Williams Royalty”) represented five months of production compared to the year ended December 31, 2004.  The monthly average in 2004 of $29,760 is lower than the 2003 monthly average of $35,577 due primarily to the mining of lower grade ores at the Williams gold mine (“Williams Mine”) during the 2004 period than in the 2003 period.  This decrease was offset somewhat by a higher average price of gold ($410 for the year ended December 31, 2004 compared to $380 for the five months ended December 31, 2003).

Amortization is computed based upon the units of production method over the life of the mineral reserves underlying the property. Monthly amortization was $23,114 during the year ended December 31, 2004 compared to $28,627 during the five months of production ended December 31, 2003.  The lower monthly average in the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.  General and administrative expenses represent the costs of maintaining the Company’s primary office in Denver, Colorado, and a smaller office in Nelson, British Columbia.  These costs consist of salaries, professional fees, travel costs, rent and other administrative costs.  The Company did not incur any costs prior to July 1, 2003.  The Company’s average monthly administrative costs rose from $42,277 during the six months ended December 31, 2003 to $60,592 during the year ended December 31, 2004.  The increase in the monthly average was due to a charge of $91,776 to compensation expense relating to the issue of the Consultants’ Special Warrants during 2004 and also the increase in legal, accounting and other professional fees incurred as the Company prepared for its IPO.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was $271,343 during the year ended December 31, 2004 compared to $69,030 during the period from May 7, 2003 to December 31, 2003, primarily due to the difference in the length of the respective operating periods and the increase in professional fees of the Company in preparation for its IPO.

Investing Activities

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of CAD$2,876,722 and the issuance of warrants (the “Williams Mine Warrants”).  The Williams Mine Warrants are exercisable to purchase 950,000 common shares of the Company (“Common Shares”) at an exercise price of CAD$3.00 per Common Share.  The Williams Mine Warrants are exercisable for a period of two years from February 22, 2005.

During 2004, the Company deferred $196,186 of due diligence and legal charges incurred in connection with its acquisition of all of the outstanding shares of Archean Resources Ltd. (“Archean”).

Financing Activities

On August 12, 2003, the Company completed a private placement of 4,400,000 special warrants (“Initial Financing Special Warrants”) for net proceeds of $2,497,643.  Of these net proceeds, $2,139,495 (CAD$2,876,722) were used for the acquisition of the Williams Royalty and the balance was used for general operating expenses.  Each Initial Financing Special Warrant was exercisable for one Common Share and approximately 0.216 of a warrant (“Financing Warrant”) for no additional consideration.  During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants.  All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CAD$3.00 per Common Share for aggregate proceeds to the Company of CAD$1,198,296 ($998,186).  The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the Company’s IPO in February 2005 for 2,550,000 Common Shares and 550,568 Financing Warrants.  Each Financing Warrant is exercisable for one Common Share for CAD$3.00 for a period of two years from February 22, 2005.

During 2004, the Company deferred $643,684 of legal and other charges incurred in connection with its IPO.

Cash Resources and Liquidity

On February 22, 2005, the Company completed its IPO of 37,790,698 (includes the exercise of the over-allotment option on March 4, 2005) Common Shares at CAD$4.30 per Common Share for gross proceeds of CAD$162,500,000.  Coincident with the IPO, the Company also sold a “Unit Offering” for gross proceeds of CAD$30,000,000.  The Unit Offering consisted of CAD$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  Gross proceeds received and estimated uses of proceeds are summarized as follows:

	CAD$	US$

Gross proceeds from the IPO	162,500,000	131,658,750
Gross proceeds from the Unit Offering	30,000,000	24,321,000
Agents’ commission and estimated expenses of offering	(16,233,000)	(12,500,000)
Net proceeds	176,267,000	143,479,750
Acquisition of Archean(1) (2)	(153,117,000)	(124,132,000)
Available for the purchase of other royalties (1) (3)	(1,330,000)	(1,078,000)
Funds deposited in escrow (4)	(2,475,000)	(2,006,000)

Net proceeds available to the Company	19,345,000	16,263,750

(1)

Includes estimated costs of acquisition.

(2)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean, which owns 90% of an effective 3% net smelter return royalty (the “Voisey’s Bay Royalty”) on the Voisey’s Bay property, located in northern Labrador,

Canada.  Total consideration paid was CAD$184.3 million, consisting of CAD$152.5 million in cash and 7,395,349 Common Shares, valued at the Company’s IPO offering price of CAD$4.30 per Common Share.

(3)

The Company has reserved proceeds from the IPO for the completion of the following royalty purchase agreements:

•

On November 15, 2004, the Company signed a letter agreement (as amended on February 21, 2005 and on March 21, 2005) with BHP Billiton World Exploration Inc. and several of its affiliates (superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests.  Consideration to be paid is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CAD$4.30.  The transaction is expected to close in April, 2005.

•

On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CAD$312,500 in cash and CAD$937,500 in Common Shares valued at the offering price of the IPO of CAD$4.30.  On February 22, 2005, the parties entered into a royalty purchase agreement superseding the letter agreement and an escrow agreement whereby the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.  The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

(4)

Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.

Subsequent to December 31, 2004, IRC completed a series of agreements to acquire several portfolios of royalty interests as follows:

•

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000;

•

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests.  Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CAD$4.30;

•

On February 22, 2005, the Company acquired from Hunter Exploration Group a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities.  Total consideration paid was CAD$5,000,000 in Common Shares valued at CAD$4.30, the offering price of the IPO.

The Company’s near-term cash requirements are limited to general and administrative expenses.  As a royalty company, there are no requirements for capital expenditures other than for the acquisition of additional royalties.  Such acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that the funds raised from the IPO will be sufficient to cover the cost of general and administrative expenses for at least the next two years.  In addition, the Company will continue to receive royalty income from the Williams Royalty during 2005 and future years.  With the commencement of the Voisey’s Bay mine and the corresponding revenue to be received from the Voisey’s Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company’s contractual obligations for future payments are summarized as follows:

Year	Minimum Lease Obligations $	Debenture Principal and Interest Obligations $ (1)	Total Contractual Obligations $

2005	7,592	678,845 (2)	686,437
2006	45,830	1,357,689 (2)	1,403,519
2007	47,798	1,357,689	1,405,487
2008	50,891	1,357,689	1,408,580
2009	52,578	1,357,689	1,410,267
Thereafter	44,987	26,721,797	26,766,784
Total	249,676	32,831,400	33,081,076

(1)

The obligation is denominated in CAD$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CAD$1.2153.

(2)

Under the terms of the Debentures, the first three semi-annual payments were placed in escrow at the time of closing.

Related Party Transactions

The Company subleases its head office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company.  The non-cancellable operating lease provides for minimum annual rent payments of $4,093 in 2005 with no commitments thereafter.  The terms of the sublease are the same as the underlying lease.  Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, and for the year ended December 31, 2004 was $24,183.

During the period ended December 31, 2003 and the year ended December 31, 2004 IRC incurred legal fees of CAD$34,501 and CAD$42,388, respectively, to a law corporation related to one of its directors.

Both of these related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

There were no amounts due from or to related parties at December 31, 2003 or at December 31, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue.  In these instances, revenue recognition is deferred until the Company can make a reasonable estimate.  In practice, management has used a rolling average of royalty receipts to estimate future receipts.  Since this is not possible with a new operation, the Company will generally record revenues on a cash basis for these operations until sufficient history is available to make a reasonable estimate.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.  For the periods ended December 31, 2003 and December 31, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-lived Assets”, which the Company adopted effective January 1, 2004.  The adoption of this standard had no impact on the comparative consolidated financial statements.

New Accounting Policies

Stock-Based Compensation

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are recognized as an expense.  The adoption of this policy had no impact on the comparative consolidated financial statements.

Impairment of Long-lived Assets

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3063 -Impairment of Long-lived Assets.  Under CICA 3063, impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.  The adoption of this standard had no impact on the comparative consolidated financial statements.

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has not yet determined when it will adopt this standard.  Financial statements of prior periods are required to be restated for certain comprehensive income items.  In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.  The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus.  It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has not yet determined when it will adopt this standard.  Financial statements of prior periods are required to be restated for certain specified items.  For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.  The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Outlook

The Company does not anticipate any significant changes in its operating results during 2005, with the exception of an increase in general and administrative expenses, which are expected to be approximately $2 million annually after the IPO.  The increased costs will include listing fees, reporting costs, increased legal and accounting fees, insurance and other costs associated with a publicly traded company.  All of the officers of the Company were taking reduced salaries during 2004, which have been increased to 100% of their designated amounts effective March 1, 2005.  Also, during 2005 the Company will increase its staff to assist in portfolio management, financial reporting and shareholder relations.

Until the commencement of operations at the Voisey’s Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue.  Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s tax liability once payments from the Voisey’s Bay Royalty begin.  Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company’s royalty revenues in 2005.

The excess proceeds from IPO have been invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of March 24, 2005, there were 56,830,469 Common Shares outstanding.  In addition there were 2,850,000 director and employee stock options with exercise prices ranging between CAD$4.30 and $4.80 per share.  There were also 1,500,000 warrants outstanding, allowing the holders to purchase Common Shares at CAD$3.00 per share and 440,000 warrants outstanding which allow the holders to purchase Common Shares at CAD$0.80 per share.  All warrants expire on February 22, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..